Exhibit 99

Netherland, Sewell & Associates, Inc.

Worldwide Petroleum Consultants

February 10, 2010

Mr. John C. Gargani

Southwestern Energy Company

Suite 125

2350 North Sam Houston Parkway East

Houston, Texas 77032

Dear Mr. Gargani:

In accordance with your request, we have audited the estimates prepared by Southwestern Energy Company (Southwestern), as of December 31, 2009, of the proved reserves and future revenue to the Southwestern interest in certain oil and gas properties located in the United States.  It is our understanding that the proved reserves estimates shown herein constitute all of the proved reserves owned by Southwestern.  We have examined the estimates with respect to reserves quantities, reserves categorization, future producing rates, future net revenue, and the present value of such future net revenue, using the definitions set forth in U.S. Securities and Exchange Commission (SEC) Regulation S-X Rule 4-10(a).  The estimates of reserves and future revenue have been prepared in accordance with the definitions and guidelines of the SEC and conform to the FASB Accounting Standards Codification Topic 932, Extractive Activities—Oil and Gas, except that per-well overhead expenses are excluded for the operated properties and future income taxes are excluded for all properties.  This report has been prepared for Southwestern's use in filing with the SEC.

The following table sets forth Southwestern's estimates of the net reserves and future net revenue, as of December 31, 2009, for the audited properties:

	Net Reserves		Future Net Revenue ($)
	Oil	Gas		Present Worth
Category	(Barrels)	(MCF)	Total	at 10%

Proved Developed Producing	880,632	1,851,291,250	3,941,835,750	2,154,325,500
Proved Developed Non-Producing	146,899	121,476,398	233,167,438	126,255,594
Proved Undeveloped	31,347	1,677,535,500	1,502,775,500	22,967,604

Total Proved	1,058,878	3,650,302,750	5,677,778,500	2,303,549,000

Totals may not add because of rounding.

The oil reserves shown include crude oil and condensate.  Oil volumes are expressed in barrels that are equivalent to 42 United States gallons.  Gas volumes are expressed in thousands of cubic feet (MCF) at standard temperature and pressure bases.

When compared on a lease-by-lease basis, some of the estimates of Southwestern are greater and some are less than the estimates of Netherland, Sewell & Associates, Inc.  However, in our opinion the estimates of Southwestern's proved reserves and future revenue shown herein are, in the aggregate, reasonable and have been prepared in accordance with generally accepted petroleum engineering and evaluation principles.  These principles are set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers.  We are satisfied with the methods and procedures used by Southwestern in preparing the December 31, 2009, estimates of reserves and future revenue, and we saw nothing of an unusual nature that would cause us to take exception with the estimates, in the aggregate, as prepared by Southwestern.

The estimates shown herein are for proved reserves.  Southwestern's estimates do not include probable or possible reserves that may exist for these properties, nor do they include any value for undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated.  Southwestern has included estimates of proved undeveloped reserves for certain locations that would generate positive future net revenue but would have negative present worth discounted at 10 percent based on the constant prices and costs discussed in subsequent paragraphs of this letter.  These locations have been included based on the operators' declared intent to drill these wells, as evidenced by Southwestern's internal budget, reserves estimates, and price forecast.  Reserves categorization conveys the relative degree of certainty; reserves subcategorization is based on development and production status.  The estimates of reserves and future revenue included herein have not been adjusted for risk.

Prices used by Southwestern are based on the 12-month unweighted arithmetic average of the first-day-of-the-month price for the period January through December 2009.  For oil volumes, the average West Texas Intermediate posted price of $57.65 per barrel is adjusted by field for quality, transportation fees, and regional price differentials.  For gas volumes, the average Henry Hub spot price of $3.866 per MMBTU is adjusted by field for energy content, transportation fees, and regional price differentials.  All prices are held constant throughout the lives of the properties.

Lease and well operating costs used by Southwestern are based on historical operating expense records.  For nonoperated properties, these costs include the per-well overhead expenses allowed under joint operating agreements along with estimates of costs to be incurred at and below the district and field levels.  Lease and well operating costs for the operated properties include only direct lease- and field-level costs.  For all properties, headquarters general and administrative overhead expenses of Southwestern are not included.  Lease and well operating costs are held constant throughout the lives of the properties.  Southwestern's estimates of capital costs are included as required for workovers, new development wells, and production equipment.  The future capital costs are held constant to the date of expenditure.

The reserves shown in this report are estimates only and should not be construed as exact quantities.  Proved reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be economically producible.  If the reserves are recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts.  Because of governmental policies and uncertainties of supply and demand, the sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions made while preparing this report.  Estimates of reserves may increase or decrease as a result of future operations, market conditions, or changes in regulations.

It should be understood that our audit does not constitute a complete reserves study of the audited oil and gas properties.  Our audit consisted primarily of substantive testing, wherein we conducted a detailed review of major properties making up approximately 90 percent of the company's total proved reserves and accounting for approximately 88 percent of the present worth for those reserves.  In the conduct of our audit, we have not independently verified the accuracy and completeness of information and data furnished by Southwestern with respect to ownership interests, oil and gas production, well test data, historical costs of operation and development, product prices, or any agreements relating to current and future operations of the properties and sales of production.  However, if in the course of our examination something came to our attention that brought into question the validity or sufficiency of any such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or had independently verified such information or data.  We used standard engineering and geoscience methods, or a combination of methods, such as performance analysis, volumetric analysis, analogy, and reservoir modeling, that we considered to be appropriate and necessary to establish the conclusions set forth herein.  Our audit did not include a review of Southwestern's overall reserves management processes and practices.

In evaluating the information at our disposal concerning this audit, we have excluded from our consideration all matters as to which the controlling interpretation may be legal or accounting, rather than engineering and geoscience.  As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geoscience data; therefore, our conclusions necessarily represent only informed professional judgment.

Supporting data documenting this audit, along with data provided by Southwestern, are on file in our office.  The technical persons responsible for conducting this audit meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers.  We are independent petroleum engineers, geologists, geophysicists, and petrophysicists; we do not own an interest in these properties and are not employed on a contingent basis.

Sincerely,

NETHERLAND, SEWELL & ASSOCIATES, INC.
Texas Registered Engineering Firm F-002699

		By:	/s/ C.H. (SCOTT) REES III
C.H. (Scott) Rees III, P.E.
Chairman and Chief Executive Officer

By:	/s/ LEE E. GEORGE	By:	/s/ WILLIAM J. KNIGHTS
	Lee E. George, P.E. 95018		William J. Knights, P.G. 1532
	Vice President		Vice President

Date Signed: February 10, 2010		Date Signed: February 10, 2010

CBR:MRL